Atna Terminates Agreement With Diepdaume Mines

Vancouver, B.C. (October 29, 2003) - Atna Resources Ltd. (ATN:TSX) announces that, further to its news release of April 23, 2003, it has given formal notice to Diepdaume Mines Ltd. And J.P. Sheridan that Atna is terminating the agreement of March 1, 2003 wherein Atna was to purchase certain royalty assets and accounts by issuing shares to Diepdaume and Sheridan.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statement made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations. Not for distribution to U.S. news wire services or dissemination in the United States.

For further information contact:

ATNA RESOURCES LTD.
Michael Williams, Vice President
Tel. 604-684-2285; Fax: 604-684-8887
E-mail:mwilliams@atna.com
http://www.atna.com